February 12, 2020

Via Edgar and Email

Mr. Stephen Kim and Mr. Doug Jones

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Foot Locker, Inc.

Form 10-Q for the Period Ended November 2, 2019

Filed on December 11, 2019

Commission File No. 001-10299

Dear Gentlemen:

Please find our responses below to the comment letter dated January 30, 2020 relating to the Form 10-Q for the period ended November 2, 2019 of Foot Locker, Inc. (herein referred to as the “Company,” “we,” or “our”). Confidential treatment of certain information contained herein has been requested by Foot Locker, Inc. pursuant to Rule 83 of the Rules of Practice of the Securities and Exchange Commission. This letter omits certain information that has been included in an unredacted version delivered to the Division of Corporation Finance (the “Staff”). Asterisks denote the omitted material. In addition, pursuant to Rule 12b-4 of the Securities Exchange Act of 1934, as amended, the Company requests that all supplemental materials provided to the Staff be returned to the Company upon completion of the Staff’s review and that no copies of such material are made and, in the event that the Staff is unable to conclude that the return of such supplemental materials is proper, the Company requests confidential treatment of such information pursuant to Rule 83.

To assist your review, we have retyped the text of the Staff’s comments below.

Form 10-Q for the Period Ended November 2, 2019

Notes to the Condensed Consolidated Financial Statements

3. Segment Information, page 8

1. You disclose you have three operating segments (North America, EMEA and Asia Pacific). You further indicate you have aggregated these operating segments into one reportable segment based upon their shared customer base and similar economic characteristics. Please explain to us in detail how the customer base is shared and how this meets the applicable criteria for aggregation contained in ASC 280-10-50-11.

Likewise, demonstrate how the economic characteristics are similar among the three separate geographic operating segments and how you determined the segments can be expected to essentially have the same future prospects. In your response, tell us the measure(s) you consider to be economically similar and why such measure(s) was selected.

Response

A reportable segment can be comprised of operating segments that have been aggregated.

During the first quarter ended April 4, 2019, we concluded that we had one reportable segment. We determined that our three operating segments (North America, EMEA and Asia Pacific) met the aggregation criteria.

In order to identify our reportable segments, we considered the guidance in ASC 280-10-50-11:

Operating Segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type of class of customer for their products and services
d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

In order to conclude on the determination of reportable segments, we analyzed whether the three identified operating segments (North America, EMEA, and Asia Pacific) meet the aggregation criteria set forth above as follows:

a.	The nature of products and services

Essentially all of the products we sell across our different geographic markets are similar: athletically inspired footwear, apparel, and accessories. The majority of products that are purchased by our operating segments are from the same branded vendors.

b.	The nature of the production processes

Essentially all of our products are purchased from leading athletic brands, not produced by us.

c.	The type of class of customer for their products and services

The end customer, as well as the use of our product, is similar for our respective operating segments. For all three operating segments, our customers are those who desire athletically inspired shoes, apparel, and accessories. Additionally, our marketing efforts are global in nature, reaching customers that share a passion for sneakers and related products.

d.	The methods used to distribute their products or provide their services

The methods used to distribute products are similar for all of our operating segments. For all three operating segments, the customer either visits a physical store location to purchase a product or for products ordered online, the product is shipped to the customer.

e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Not applicable. The nature of the regulatory environment is not a factor for our retail operations.

In order to determine if the North America, EMEA, and Asia Pacific operating segments share similar economic characteristics, we reviewed the implementation guidance in ASC 280-10-55-7, paragraphs A through C:

A.

Paragraph 280-10-40-11 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends but the economic characteristics and the other five criteria are met and the segments are expected to again have similar long-term average gross margins and sales trends, the segments may be aggregated.

B.

Likewise, if segments generally do not have similar economic characteristics, but in the current year have similar gross margins or sales trends and it is not expected that the similar gross margins or sales trends will continue in the future, it should not be presumed that the segments should be aggregated for the current-year segment disclosures just because current economic measures are similar.

C.

Aggregation of segments should be consistent with the objective and basic principles of this Subtopic—to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity's performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole. This Subtopic mentions that segments having similar economic characteristics would be expected to have similar long-term average gross margins. That measure is used, only as an example, because gross margin is a measure of profitability that is less likely to be affected by allocations. Evaluating similar economic characteristics is a matter of judgment that depends on specific facts and circumstances.

The principle consideration in the determination of our reportable segments and the aggregation of our 3 operating segments, was gross margin. We reviewed our gross margin performance over the last 3 years, as well as the Company’s long-term strategic plan to assess the future prospects of our operating segments. The implementation guidance in ASC 280-10-55-7 paragraph C notes that gross margin is a measure of profitability that is less likely to be affected by allocations. Additionally, we selected gross margin because it is an important financial metric used in allocating resources to our operating segments.

Since gross margins can vary from year to year as a result of fluctuating prices, product mix, markdown strategies, as well as short-term economic conditions, it is more meaningful to review long-term averages when assessing economic similarity rather than an individual year’s margin. Our analysis was prepared using the product gross margin rates and also as presented in our SEC filing, which reflects the inclusion of occupancy and buyers’ compensation in cost of goods sold.

Gross Margin (excluding occupancy and buyer’s compensation)
	3Q YTD FY 2019	Plan (1) FY 2019	FY 2018	FY 2017	FY 2016	Average
North America	*	*	*	*	*	*
EMEA	*	*	*	*	*	*
Asia Pacific	*	*	*	*	*	*
Total	*	*	*	*	*	*

Gross Margin (including occupancy and buyer’s compensation)
	3Q YTD FY 2019	Plan (1) FY 2019	FY 2018	FY 2017	FY 2016	Average
North America	*	*	*	*	*	*
EMEA	*	*	*	*	*	*
Asia Pacific	*	*	*	*	*	*
Total	31.9%	32.2%	31.8%	31.6%	33.9%	32.3%

(1)	This represents the Company’s plan as of the beginning of the fiscal year and was referred to in connection with the first quarter reporting segment analysis.

As disclosed in our filings, during 2018, the Company expanded into Asia by opening five stores and launching our digital channels across Singapore, Hong Kong, and Malaysia. During the first quarter of 2019, we updated our organizational structure to support an accelerated growth strategy for the region. We opened an Asian headquarters in Singapore and realigned our organization into three distinct geographic regions: EMEA, Asia Pacific, and North America. As such, the Asia Pacific’s results include the results of this new area.

The early results are affected by start-up related costs, such as higher freight costs into the region and rent during the buildout phase with no corresponding sales. Although Asia Pacific’s gross margin, inclusive of occupancy and buyers’ compensation, was *% for the third quarter ended November 2, 2019, which represented a *% absolute and *% relative variance from the average North America and EMEA operating segment combined gross margin rate, we expect that when Asia Pacific reaches maturity, that its margins will be consistent with the other operating segments. Additionally, Asia Pacific does not represent 10% of revenue, profit or loss or assets.

* Information is provided separately as Attachment I, for which confidential treatment is requested by Foot Locker.

Based on our review of the above, the North America, EMEA, and Asia Pacific operating segments share the same economic characteristics and have been aggregated as one reportable segment. Additionally, proposed capital allocations are evaluated across all of our operating segments using the same hurdle rates of return, indicating management believes that the long-term prospects of the operating segments to be similar.

As requested by the Staff, the Company acknowledges that, with respect to the filing made by the Company:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing addresses your comment.

Should any member of the Staff have any questions or additional comments regarding the Company’s responses to the Staff’s comments set forth above, please do not hesitate to contact me at 212 720-3896.

Sincerely,

/s/ Giovanna Cipriano

Senior Vice President and

Chief Accounting Officer

cc:Guillermo Marmol

Chairman of the Audit Committee

Richard Johnson

Chairman of the Board, President and Chief Executive Officer

Lauren Peters

Executive Vice President and Chief Financial Officer

Sheilagh Clarke

Senior Vice President, General Counsel and Secretary